SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

 Amendment No. 1

Under the Securities Exchange Act of 1934

DYNAMEX INC.
(Name of Issuer)

Common Stock, Par Value $.01 per share
(Title of Class of Securities)

27784F103
(CUSIP Number)

William Ginivan, Esq.
General Counsel
FBR Capital Markets Corporation
Potomac Tower
1001 Nineteenth Street North
Arlington, VA 22209
 (703) 312-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box ☑.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

i)	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FBR CAPITAL MARKETS CORPORATION N/A
ii)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
iii)	SEC USE ONLY
iv)	SOURCE OF FUNDS OO
v)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
vi)	CITIZENSHIP OR PLACE OF ORGANIZATION VIRGINIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	vii)	SOLE VOTING POWER 0
	viii)	SHARED VOTING POWER 750,000
	ix)	SOLE DISPOSITIVE POWER 0
	x)	SHARED DISPOSITIVE POWER 750,000
xi)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
xii)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
xiii)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.69%
xiv)	TYPE OF REPORTING PERSON CO;HC

(a)	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FBR ASSET MANAGEMENT HOLDINGS, INC. N/A
(b)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
(c)	SEC USE ONLY
(d)	SOURCE OF FUNDS OO
(e)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
(f)	CITIZENSHIP OR PLACE OF ORGANIZATION VIRGINIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(g) SOLE VOTING POWER 0
(h) SHARED VOTING POWER 750,000
(i) SOLE DISPOSITIVE POWER 0
(j) SHARED DISPOSITIVE POWER 750,000
(k)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
(l)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(m)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.68%
(n)	TYPE OF REPORTING PERSON CO;HC

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FBR FUND ADVISERS, INC. N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 750,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.68%
14	TYPE OF REPORTING PERSON IA

ITEM 1. Security and Issuer.

This Amendment No. 1 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (“Commission”) on October 25, 2010.

The title and class of  equity security to which this amendment to the Schedule 13D relates is the Common Stock, Par Value $.01 per share, (the "Shares"), of Dynamex Inc. (the "Company").  The address of the Company is 1870 Crown Drive, Dallas, Texas 75234.

ITEM 2. Identity and Background.

No material changes from the Schedule 13D filed by the Reporting Persons on October 25, 2010.

ITEM 3. Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on October 25, 2010.

ITEM 4. Purpose of Transactions.

The Reporting Persons have acquired the Shares for investment purposes and will continue to analyze their investment in the Company on an ongoing basis.  As part of this investment analysis process, the Reporting Persons reserve the right to engage in discussions with management of the Company and with third parties that may have an interest in the business affairs of the Company in order to monitor their investment and consider possible strategic alternatives.  Depending upon such discussions and consideration of strategic alternatives, the Reporting Persons could support one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate other purposes, plans or proposals regarding the Company to the extent deemed advisable by the Reporting Persons in light of current market conditions generally and specifically as they relate to the Company and its Shares.  The Reporting Persons further reserve the right to add to or reduce their holdings in the Company at any time as circumstances warrant without prior notice.

ITEM 5. Interest in Securities of the Issuer.

Based on the Company’s most recent filing on Form 10Q for the fiscal year ended October 31, 2010, there were 9,755,883 Shares outstanding.  The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class
(A) Capital Markets:
750,000	Shared Voting and Shared Dispositive Power (1)	7.68%

(B) Asset Management Holdings:
750,000	Shared Voting and Shared Dispositive Power (2)	7.68%

(C) Fund Advisers:
750,000	Shared Voting and Shared Dispositive Power (3)	7.68%
____________________

(1)
Such Shares are owned by investment advisory clients of Fund Advisers.  Because Capital Markets is the indirect parent of Fund Advisers, Capital Markets could therefore be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(2)
Such Shares are owned by investment advisory clients of Fund Advisers.  Because Asset Management Holdings is the direct corporate parent of Fund Advisers, Asset Management Holdings could therefore be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(3)
Such Shares are owned by investment advisory clients of Fund Advisers.  By reason of its investment advisory relationship with such clients, Fund Advisers is deemed to have shared voting and shared dispositive power over such Shares.  The economic interest in such Shares is held by such clients which include FBR Focus Fund, a series of The FBR Funds, an investment company advised by Fund Advisers, which holds in excess of 5% of the Shares.

TRANSACTIONS

No transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof during the last 60 days except the following transactions, each of which was made in a broker's transaction in the open market:

Reporting Person	Sale/ Purchase	Date	No. of Shares	Price Per Share
Fund Advisers	Sale	11/05/10	13,000	$21.08
Fund Advisers	Purchase	11/19/10	48,685	$21.09
Fund Advisers	Sale	12/16/10	200,000	$24.75

ITEM 6. Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on October 25, 2010.

ITEM 7. Materials Filed as Exhibits.

Exhibit A – Joint Filing Statement attached to the Schedule 13D filed by the Reporting Persons on October 25, 2010 and is incorporated herein by reference.

Exhibit B - Executive Officers and Directors of the Reporting Persons

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, the Reporting Persons expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES

The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct.  The undersigned agree to the filing of this single Statement on Schedule 13D.

FBR CAPITAL MARKETS CORPORATION*

Date:  December 17, 2010                                                                By:  /s/ Ann Marie Pulsch
Name:  Ann Marie Pulsch
Title:    Corporate Secretary

FBR ASSET MANAGEMENT HOLDINGS, INC.*

Date:  December 17, 2010                                                                By: /s/ Ann Marie Pulsch
Name: Ann Marie Pulsch
Title:   Corporate Secretary

FBR FUND ADVISERS, INC.*

Date:  December 17, 2010                                                                By: /s/  Winsor H. Aylesworth
Name:  Winsor H. Aylesworth
Title:  Treasurer and Corporate Secretary

* The Reporting Persons disclaim beneficial ownership in the shares represented herein except to the extent of their pecuniary interest therein.

EXHIBIT B

OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

A.  FBR CAPITAL MARKETS CORPORATION

Capital Markets is a financial services holding company organized under the laws of the Commonwealth of Virginia.  Its address is:

1001 Nineteenth Street North
Arlington, Virginia 22209

The officers of Capital Markets are:

Name                                           Title

Richard J. Hendrix                                           President and Chief Executive Officer
Bradley J. Wright                                           Executive Vice President, Chief Financial Officer and Treasurer
William J. Ginivan                                           Executive Vice President and General Counsel
Robert J. Kiernan                                           Senior Vice President, Controller and Chief Accounting Officer
Ann Marie Pulsch                                           Assistant Secretary
Gavin A. Beske                                           Assistant Secretary
Peter R. Geraghty                                           Assistant Secretary
J. Tara Holubar                                           Assistant Secretary

The directors of Capital Markets are:

Name                                           Occupation

Eric F. Billings                                           Chairman of the Board; Senior Managing Partner of BillingsCapital Management
Richard J. Hendrix                                           President and Chief Executive of Capital Markets
Thomas J. Hynes, Jr.                                           Chairman and Chief Executive Officer of Colliers, Meredith &Grew, a commercial real estate services firm
Adam J. Klein                                           Vice President of Crestview Partners Advisors, LLC, a privateequity firm
Richard A. Kraemer                                           Retired banking and financial services industry executive
Ralph S. Michael III                                           Retired insurance and financial services industry executive
Thomas S. Murphy, Jr.                                           Managing Director of Crestview Partners Advisors, LLC, aprivate equity firm
Arthur J. Reimers                                           Independent investor and business consultant

B.  FBR ASSET MANAGEMENT HOLDINGS

Asset Management Holdings is an entity organized under the laws of the Commonwealth of Virginia.  Its address is:

1001 Nineteenth Street North
Arlington, Virginia 22209

The officers of Asset Management Holdings are:

Name                                           Title

Richard J. Hendrix                                           Chief Executive Officer
Bradley J. Wright                    President and Chief Operating Officer
Chief Financial Officer and Treasurer
William J. Ginivan                                           Executive Vice President and General Counsel
Mark E. Wolfe                                           Chief Compliance Officer
Robert J. Kiernan                                           Senior Vice President and Chief Accounting Officer
Russell M. Parker                                           Chief Marketing & Distribution Officer
Ann Marie Pulsch                                           Corporate Secretary
Gavin A. Beske                                           Assistant Secretary
Peter R. Geraghty                                           Assistant Secretary
J. Tara Holubar                                           Assistant Secretary

The directors of Asset Management Holdings are:

Name                                           Occupation

Richard J. Hendrix                                           President and Chief Executive Officer of Capital Markets
Bradley J. Wright                                           Executive Vice President, Chief Financial Officer and Treasurerof Capital Markets
William J. Ginivan                                           Executive Vice President and General Counsel of CapitalMarkets

C.  FBR FUND ADVISERS

Fund Advisers is an entity organized under the laws of the State of Delaware.  Its address is:

1001 Nineteenth Street North
Arlington, Virginia 22209

The officers of Fund Advisers are:

Name                                           Title

David H. Ellison                                           President and Chief Executive Officer
Bradley J. Wright                                            Chief Operating Officer and Chief FinancialOfficer
Robert J. Kiernan                                           Senior Vice President and Chief Accounting Officer
Winsor H. Aylesworth                                           Treasurer and Corporate Secretary
Mark E. Wolfe                                           Chief Compliance Officer
Robert Dean                                           Senior Vice President
Bart Sanders                                           Senior Vice President and AssistantSecretary
Kim Bradshaw                                           Assistant Secretary

The directors of Fund Advisers are:

Name                                           Occupation

David H. Ellison                                           President and Chief Executive Officer of Fund Advisers
Winsor H. Aylesworth                                           Treasurer and Corporate Secretary of Fund Advisers